UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2013

Commission File Number: 1-13522

China Yuchai International Limited ———————————————————————————————————
(Translation of registrant’s name into English)

16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TABLE OF CONTENTS

Exhibit Index

99.1 Press release dated July 15, 2013 – China Yuchai International Appoints
Weng Ming Hoh as President

/s/Kok Ho Leong
Acting President/Chief Financial Officer
July 15, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Yuchai International Limited

Date: July 15, 2013	By:	/s/Kok Ho Leong
	Name:	Kok Ho Leong
	Title:	Acting President/Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99	Press release dated July 15, 2013 – China Yuchai International Appoints Weng Ming Hoh as President